EXHIBIT 99.1

Too Gourmet, Inc. Executes Letter of Intent With Veripart, Inc.

Irvine, CA, August 28, 2002...Too Gourmet, Inc.-OTC:TGOU:BB is pleased to announce that it has entered into a non-binding Letter of Intent to acquire 100% of the outstanding common stock of Veripart, Inc. subject to due diligence review, negotiations and drafting of the definitive agreement including representations and warranties standard for transactions of this nature and magnitude.

Terms of the proposed transaction have not been disclosed. Veripart has developed a proprietary online replacement parts catalog and directory for motor vehicles named "PartScan" designed for use by automobile insurance companies.

"PartScan" facilitates the purchase non-original equipment manufactured (non-OEM) crash or replacement parts directly from the various manufacturers' representatives, which reduces or eliminates the participation of and profit centers created by middlemen such as wholesalers, retailers and regional replacement parts resellers (repairers), which reduces the overall costs of automotive repairs.

According to The Associated Press, article dated December 8, 2000, the annual North American market for motor vehicle replacement parts is approximately $15 billion. The automotive aftermarket parts industry in 1999 expanded by 4.4% to $155 billion from the previous year. Sales are comprised of motor vehicle parts, accessories, tools, equipment, materials and supplies for automobiles and medium and heavy trucks, according to a news release from The Automotive Aftermarket Industry Association. In 1999, forecasts for the non-OEM replacement "crash" parts industry, a segment of the automotive aftermarket, project sales of $1.4 billion in the U.S. and approximately $140 million in Canada.

Veripart's first initiative is intended to automate and accelerate replacement parts ordering procedures "online" between automobile insurers and automobile repair facilities. This should improve information flow, streamline accident claims processing and reduce the average cost per automobile damage claim. The current system of ordering parts is cash intensive, time consuming and inconvenient. An average automobile repair could require as many as four separate parts orders placed by telephone or fax.

The use of the company's technology, consulting and online services by insurers may significantly increase the percentage of non-OEM parts purchased which increase could dramatically reduce the total annual cost of replacement parts necessary to repair policyholders' damaged vehicles and increase earnings for insurers. Historically, non-OEM replacement parts are up to 50% less expensive to purchase than equivalent OEM replacement parts. For further information please visit the Veripart's website at www.veripart.com.

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. Certain information included in this press release contains statements that are forward-looking, such as statements related to the future anticipated direction of the industry, plans for future expansion, various business development activities, planned capital expenditures, future funding sources, anticipated sales growth and potential contracts. Such forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, such results may differ from those expressed in any forward-looking statements made by, or on behalf of Too Gourmet, Inc. These risks and uncertainties include, but are not limited to, those relating to development and expansion activities, dependence on existing management, financing activities, and domestic and global economic conditions.


Contact:
Too Gourmet, Inc., Irvine
C/o R. Katz, 949/223-7103